

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

Swatantra Rohatgi
President
Smart Rx Systems Inc.
18540 N. Dale Mabry Highway
Lutz, Florida 33548

> **Re: Smart Rx Systems Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed March 28, 2022**
> **File No. 024-11384**

Dear Mr. Rohatgi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2022 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Summary of 2020 and 2019 Audited Book Value and Post-Offering Pro-forma Book Value, page 9

1. We note your written response to comment 6. On pages 9 and 33, you provide disclosures concerning your 2020 and 2019 Audited Book Value and Post-Offering Pro-Form Book Value. If you are going present this information, please update it to include 2021 values.

Use of Proceeds to Issuer, page 35

2. We note your detailed disclosure on page 37 of your use of proceeds by category. We also note your disclosure on page 36 that states "With a portion of the proceeds from this Offering, we plan to redeem Short Term Debt, some, if not all, of our Series A Preferred

Shares, some of our Series A+ Preferred Shares and some of our Original Preferred Shares." Please incorporate this planned use of proceeds with your chart on page 37. In regard to your Short Term Debt, please state the material terms, including interest rate and maturity, of the debt and, if the debt was incurred within the past year, describe the use of the proceeds of the debt.

Financial Statements, page F-1

3. Please update your financial statements in the next amendment to comply with paragraphs (b)(3) through (b)(4) in Part F/S of Form 1-A.

4. Your response to comment 3 did not fully address our comment. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A.

5. Your response to comment 4 did not address our comment. Please explain your basis in GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.

You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services